FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

CERTIFICATE OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 1, 2019

1.         DATE, TIME AND PLACE: on October 1, 2019, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly dismissed by the agreement of all Members of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: Election of the Executive Director for Investors Relations.

5.         RESOLUTIONS: Following the opening of the meeting, the members of the Board of Directors examined the item on the Agenda and took the following resolutions unanimously and without reservations:

5.1       Election of the Executive Director for Investors Relations: Firstly, the Members of the Board of Directors were informed about the resignation of Mrs. Daniela Sabbag Papa, Brazilian, married, business administrator, bearer of ID card RG No. 23.508.281-8, SSP / SP, registered with CPF / MF under No. 262,945,628-56, resident and domiciled in the City and State of São Paulo as Director of Investor Relations of the Company justified by the fact that she will assume the position of Chief Financial Officer of Sendas Distribuidora SA, subsidiary of the Company. The members thanked her for the dedication to her role in the Company, and wished for success in her new role in the Company's subsidiary.

Following discussions, and in accordance with the favorable recommendation of the Human Resources and Compensation Committee, the Members of the Board of Directors resolved to elect Mrs. Isabela Maria Cadenassi Batista, Brazilian, married, administrator, bearer of ID card RG no. 33,793,472-1 SSP / SP, registered with the CPF/MF under No. 220.503.808-79, resident and domiciled in the City and State of São Paulo.

5.1.1.   The Director elected hereby declares, under the penalty of the law, not to be involved in any of the crimes provided for by law that prevents her from exercising the business activity, being aware of the provisions of article 147 of Law No. 6.404 / 76. The Director now elected shall take office in office by signing the respective term of office, drawn up in the proper book.

5.1.2.   Subsequently, the proposal was presented for the appointment of the Officers who may represent the Company before third parties, having the members of the Board of Directors resolved:

5.1.2.1. Pursuant to paragraph 2 of Article 29 of the Company's Bylaws, appoint the Officers: (i) Peter Paul Lorenzo Estermann, (ii) Christophe José Hidalgo and (iii) Isabela Maria Cadenassi Batista, to jointly represent the (3) Company in the acts that imply the acquisition, encumbrance or disposal of assets, including real estate, as well as in the acts of constitution of attorneys for such practices.

5.1.2.2. Pursuant to paragraph 3 (b) of Article 29 of the Company's Bylaws, appoint the Directors: (i) Peter Paul Lorenzo Estermann, (ii) Christophe José Hidalgo, (iii) Isabela Maria Cadenassi Batista; (iv) Belmiro Figueiredo Gomes, to, together with a proxy, represent the Company in the acts of management.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, October 1, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 1, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.